FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 3 July 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.        Traffic and Capacity Statistics June 2003     4 July 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:    17 July 2003
Sarah Billington Manager Shareholder Services

TRAFFIC AND CAPACITY STATISTICS - June 2003

Summary of the headline figures

In June 2003, overall load factor rose 1.3 points to 70.3 per cent. Passenger capacity, measured in Available Seat Kilometres, was 3.1 per cent above June 2002 and traffic, measured in Revenue Passenger Kilometres, was higher by 5.8 per cent. This resulted in a passenger load factor up 2.0 points versus last year, to 76.8 per cent. The increase in traffic comprised a 2.5 per cent reduction in premium traffic and a 7.3 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, fell by 1.2 per cent.

For the April to June quarter, ASKs rose by just 0.1 percent, with RPKs rising by 2.1 percent. This resulted in an increase in passenger load factor of 1.4 points, to 70.4 percent. This comprised a 12.4 per cent fall in premium traffic and a 4.9 percent increase in non-premium traffic. CTKs rose by 0.2 per cent

Market conditions

Traffic is gradually improving from the lowest levels seen earlier this year largely driven by last minute bookings that have been stronger than in previous years. Yields continue weak, and the outlook is for revenue in the first quarter to be well down on the previous year. The operating result for the quarter is expected to be marginally positive. The outlook remains fragile with traffic volumes being very sensitive to yield.

Costs

As a result of Yen depreciation against sterling, there will be a non-cash accounting profit of £45 million in the first quarter financial results. The loss on disposal from dba (formerly Deutsche BA) of £79 million will be included in the first quarter. Fuel costs for the financial year ending 31 March 2004 are still expected to be approximately £100 million higher than for the year ended 31 March 2003. The company is currently some 45% hedged in quarter two, some 35% hedged in quarter three and 30% hedged for quarter four.

Strategic Developments

British Airways called for the development of a second runway at Birmingham airport, an extra runway at Edinburgh or Glasgow airport and new passenger terminals at Manchester airport in its response to the government's regional air studies consultation on UK airports development outside south east England up to 2030. BA also said any new runway at London Heathrow airport should have between 30 and 60 daily take-offs and landings reserved for extra flights to more UK regional airports.

British Airways welcomed the decision by the Transport Council to grant the European Commission a mandate to negotiate a new air treaty to replace existing bilaterals between the European Union member states and the United States.

British Airways has been named as the "best low cost airline" in an annual Guardian newspaper poll. The airline, which restructured its European and domestic fare structure in summer 2002, now offers new reduced fares on more than 170 routes across the continent.

From July 1, 2003 British Airways UK and Jersey reservation and general enquiries telephone lines will be merged into a new number - 0870 850 9 850.

July 3, 2003

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

        Month of June                 Financial year to date
                        April through June
BRITISH AIRWAYS GROUP             Change                 Change
SCHEDULED SERVICES    2003    2002    (%)         2003    2002     (%)
Passengers carried (000)
UK/Europe    2437    2338    +4.2         6958    6850     +1.6
Americas    672    606    +10.9         1812    1682     +7.7
Asia Pacific    102    132    -22.5         272    376     -27.5
Africa and Middle East    221    195    +13.5         606    581     +4.2
Total    3432    3270    +4.9         9649    9490     +1.7

Revenue passenger km (m)
UK/Europe    2034    1873    +8.6         5686    5394     +5.4
Americas    4458    4069    +9.6         12145    11328     +7.2
Asia Pacific    1097    1329    -17.5         2965    3814     -22.3
Africa and Middle East    1465    1284     +14.1        4124     3872    +6.5
Total    9054    8555    +5.8         24919    24408     +2.1

Available seat km (m)
UK/Europe    2799    2609    +7.3         8367    7935     +5.4
Americas    5381    5181    +3.9         15580    15723     -0.9
Asia Pacific    1612    1701    -5.2         4847    5075     -4.5
Africa and Middle East    2001    1946     +2.8        5929     5954    -0.4
Total    11794    11438    +3.1         34722    34688     +0.1

Passenger load factor (%)
UK/Europe    72.6    71.8    +0.8     pts    68.0    68.0     +0.0    pts
Americas    82.8    78.5    +4.3     pts    78.0    72.0     +6.0    pts
Asia Pacific    68.1    78.2    -10.1     pts    61.2    75.2     -14.0     pts
Africa and Middle East    73.2    66.0     +7.2    pts    69.6     65.0    +4.6    pts
Total    76.8    74.8    +2.0     pts    71.8    70.4     +1.4    pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)    357    361    -1.2         1054    1053     +0.2
Total RTK    1260    1215    +3.7         3536    3484     +1.5
Available tonne km (m)    1792    1760     +1.8        5285     5334    -0.9

Overall load factor (%)    70.3    69.0     +1.3    pts    66.9     65.3    +1.6    pts

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's 'Future Size and Shape' programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2002.

Investor Relations
Waterside (HCB3)
PO Box 365
Harmondsworth
UB7 OGB
Tel: +44 (0) 20 8738 6947
Fax: +44(0) 20 8738 9602